Exhibit 99.1

Bragg Secures Exclusive, Three-Year Content Licensing Agreement with Sega Sammy Creation

Bragg gains exclusive global right to distribute popular Sega Sammy Creation content to iGaming operators

TORONTO, October 10, 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG), a content-led iGaming technology provider, announced today that it has entered into a licensing agreement with Sega Sammy Creation Inc. (“SSC”), a globally recognized provider of unique slot games for land-based casino slots, pursuant to which Bragg has exclusive rights to distribute select titles from SSC’s popular content portfolio to iGaming operators in the USA, U.K. and other global markets. The partnership between Bragg and SSC furthers the Company’s content-led strategy, bringing to Bragg’s partner lineup a new and globally recognized content provider with strength in the growing North American market.

Sega Sammy Creation is a unit of SEGA SAMMY Group, the Japan-based holding company best known for its pachislot and pachinko machines businesses as well as its SEGA-branded video game entertainment systems, arcade games, and content.

Under the terms of the exclusive licensing agreement, Bragg will license select SSC titles, adapting the games for the North America, European and other regulated online gaming markets. All titles developed using SSC’s intellectual property will join the “powered by Bragg” library of exclusive slot titles from its partner studios.

“As a growing, content-led business-to-business provider of iGaming solutions to operators in regulated markets, we continue to invest in the expansion of our game portfolio developed by our internal studios and by key third-party partners”, said Doug Fallon, Group Director of Content at Bragg. “This new licensing partnership with SSC brings to our content library an established, well-known brand that we believe will resonate with players in North America and across our global platform.”

“We expect to introduce our first SSC title, next year to players in the U.S. and U.K. before broadening the reach to additional global markets. Our team is excited to get to work with SSC’s attractive content to bring their popular games to the fast-growing online market and we believe this will be a significant step forward for Bragg and our content-led efforts.”

“We are delighted to partner with Bragg to bring our proven land-based content to a broader audience of iGaming players over the coming years,” said Scott Winzeler, Chairman and Chief Executive Officer of Sega Sammy Creation. “We believe the strength of Bragg’s RGS platform and their diverse array of well-known operator partners represent an attractive way to access global players wherever they are and whenever they want to interact with our strongest content.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more.

About Sega Sammy Creation Inc.

SEGA SAMMY CREATION INC. is a gaming machine manufacturer that utilizes its wealth of creativity, entertainment experience and technology to produce products that offer new and exciting experiences. With these products we look to surpass anything seen thus far and breathe new life into the global gaming market.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.games